Exhibit 99.1

February 10, 2011

Trans Energy, Inc.

210 Second St.

St. Marys, WV 26170

ATTENTION: Mr. John Corp

SUBJECT:

Second Amended Report Letter

Evaluation of Oil and Gas Reserves

To the Interests of Trans Energy, Inc.

In Certain Properties Located in West Virginia

Pursuant to the Requirements of the

Securities and Exchange Commission

Effective January 1, 2010

Job 09.1125

At the request of Trans Energy, Inc. (Trans Energy), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. John Corp of Trans Energy. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC. The following is a summary of the results of the evaluation effective January 1, 2010.

Trans Energy, Inc. SEC Parameters	Proved Developed		Total Proved Developed (PDP & PDNP)
	Producing (PDP)	Nonproducing (PDNP)

Net Reserves to the Evaluated Interests
Oil, Mbbl:	158.545	0.000	158.545
Gas, MMcf:	5,002.525	1,562.532	6,565.058
NGL, Mbbl:	0.000	0.000	0.000
Gas Equivalent, MMcfe (6 Mcf = 1 bbl)	5,953.795	1,562.532	7,516.328

Cash Flow (BTAX), M$
Undiscounted:	25,333.623	4,510.815	29,844.436
Discounted at 10% Per Annum:	13,764.838	2,010.486	15,775.322

It should be noted that some minor differences might exist between the total summaries and the table totals due to rounding techniques in the ARIES™ petroleum software program.

Twelve Cadillac Drive — Suite 260

Brentwood, Tennessee 37027

(615) 370-0755      Fax (615) 370-0756

mail@wrightandcompany.com

Mr. John Corp

Trans Energy, Inc.

February 10, 2011

The properties evaluated in this report are located in the state of West Virginia. According to Trans Energy, the total proved reserves included in this evaluation represent 100 percent of the reported total reserves of Trans Energy.

Proved hydrocarbon reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $4.128 per Million British thermal units (MMBtu) for natural gas at Appalachia, Dominion South Point and $61.18 per barrel for West Texas Intermediate oil at Cushing, OK. Trans Energy represented that certain volumes of gas were subject to pre-sale contracts. The pre-sale contract prices and volumes provided by Trans Energy were used to calculate a weighted average gas price during the term of the contracts. These benchmark prices were adjusted for energy content, quality, and basis differential, as appropriate. Product prices were held constant for the life of the properties.

Oil and other liquid hydrocarbons are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, operating expenses, and investments as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The cash flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by acceptable industry methods and to the level of detail that Wright deemed appropriate. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and rock formation data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

Oil and gas reserves were evaluated for the proved developed producing (PDP) and proved developed nonproducing (PDNP) reserves categories. The summary classification of total proved developed reserves combines the PDP and PDNP categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Trans Energy from continuing to produce from currently active wells or to fully develop those properties included in this report.

Mr. John Corp

Trans Energy, Inc.

February 10, 2011

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that ultimately are recovered.

All data utilized in the preparation of this report were provided by Trans Energy. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Trans Energy with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Trans Energy with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

It should be noted that neither salvage values nor abandonment costs were included in the economic parameters in accordance with the instructions of Trans Energy. It was assumed that any salvage value would be directly offset by the cost to abandon the property. Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to Trans Energy’s assumptions.

No consideration was given in this report to potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and does not own any interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Trans Energy nor does Wright, or any of its employees have direct financial interest in Trans Energy. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of Trans Energy and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Trans Energy. This report is also intended for public disclosure and for use in filings made to the SEC by Trans Energy.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information discussed in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

Mr. John Corp

Trans Energy, Inc.

February 10, 2011

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.

By:
D. Randall Wright
President

DRW/RS/RDP/ts

Professional Qualifications

D. Randall Wright

President

I, D. Randall Wright, am the primary technical person in charge of the estimates of reserves and associated cash flow and economics on behalf of Wright & Company, Inc. (Wright) for the results presented in this report to Trans Energy, Inc. I have a Master of Science degree in Mechanical Engineering from Tennessee Technological University.

I am a qualified Reserves Estimator as set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. This qualification is based on more than 37 years of practical experience in the estimation and evaluation of petroleum reserves with Texaco, Inc., First City National Bank of Houston, Sipes, Williamson & Associates, Inc., Williamson Petroleum Consultants, Inc., and Wright which I founded in 1988.

I am a registered Professional Engineer in the state of Texas (TBPE #43291), granted in 1978, a member of the Society of Petroleum Engineers (SPE) and a member of the Order of the Engineer.

D. Randall Wright, P.E.